Exhibit 99.15
CONSENT OF EXPERT
The undersigned, Mr. Rex Berthelsen, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Rex Berthelsen
Name: Rex Berthelsen
Date: March 21, 2006